Exhibit 99.1

Press release

XPeng Inc. Launches Hong Kong Public Offering

June 24, 2021

(GUANGZHOU, China—June 24, 2021) XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Global Offering”) of 85,000,000 new Class A ordinary shares of the Company (the “Offer Shares”) and listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9868” (the “Proposed Listing”).

The Company’s American depositary shares (the “ADSs”), each representing two Class A ordinary shares of the Company, will continue to be listed and traded on the New York Stock Exchange (“NYSE”). The Proposed Listing is a dual-primary listing of the Class A ordinary shares of the Company on the Hong Kong Stock Exchange. Investors in the Global Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon the Proposed Listing, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be convertible with the ADSs listed on the NYSE.

The Global Offering initially comprises 4,250,000 new Class A ordinary shares under the Hong Kong Public Offering and 80,750,000 new Class A ordinary shares for the international offering (the “International Offering”), representing approximately 5% and 95%, respectively, of the total number of Offer Shares in the Global Offering, subject to reallocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the Hong Kong prospectus, the total number of Offer Shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 17,000,000 new Class A ordinary shares, representing 20% of the Offer Shares initially available under the Global Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require the Company to issue up to an additional 12,750,000 new Class A ordinary shares in the International Offering, representing no more than 15% of the total number of Offer Shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be not more than HK$180.00 per share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than the Maximum Offer Price. The Company expects to set the International Offer Price on or about June 30, 2021, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before June 30, 2021, Hong Kong time, and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$180.00 per share. The Offer Shares will be traded in board lots of 100 Class A ordinary shares.

The Company plans to use the net proceeds from the Global Offering for expansion of its product portfolio and development of more advanced technologies; acceleration of its business expansion, by enhancing brand recognition, acquiring customers through omni-channel marketing strategies and expanding its sales and service touch points both domestically and internationally; enhancement of production capability, including expansion of capacity, upgrade of manufacturing facilities and development of manufacturing technologies; and general corporate purposes, including working capital needs.

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Fully Electronic Application Process for the Hong Kong Public Offering

The Company has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s stakeholders engage and interact with each other and the Company. The Company believes such method will also help to mitigate the environmental impact of printing and minimize the use of natural resources, among others. The prospectus will be made available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk under the “HKEXnews > New Listings > New Listing Information” section and the Company’s website at www.xiaopeng.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the HK eIPO White Form service in the IPO App (which can be downloaded by searching “IPO App” in App Store or Google Play or downloaded at www.hkeipo.hk/IPOApp or www.tricorglobal.com/IPOApp) or at www.hkeipo.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Hong Kong Public Offering will commence at 9:00 a.m. on Friday, June 25, 2021 Hong Kong time and will close at 12:00 noon on Wednesday, June 30, 2021 Hong Kong time.

Potential applicants may call the enquiry hotline of Tricor Investor Services Limited if they have any questions about making applications in the Hong Kong Public Offering. The hotline number is +852 3907 7333 and will be open from 9:00 a.m. to 9:00 p.m. on Friday, June 25, 2021, Monday, June 28, 2021 and Tuesday, June 29, 2021, from 9:00 a.m. to 6:00 p.m. on Saturday, June 26, 2021 and from 9:00 a.m. to 12:00 noon on Wednesday, June 30, 2021 Hong Kong time.

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J.P. Morgan Securities (Far East) Limited and Merrill Lynch (Asia Pacific) Limited are the Joint Sponsors of the listing of the Offer Shares on the Hong Kong Stock Exchange. J.P. Morgan Securities (Asia Pacific) Limited, Merrill Lynch (Asia Pacific) Limited, Citigroup Global Markets Asia Limited and CLSA Limited are the Joint Global Coordinators of the Global Offering.

The Company’s registration statement on Form F-1 relating to the International Offering, which contains a preliminary prospectus, is available at the SEC’s website at www.sec.gov. The registration statement has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Copies of the preliminary prospectus relating to the offering may also be obtained from J.P. Morgan Securities LLC, by telephone at +1 (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com; and BofA Securities, Inc., by telephone at +1 (800) 294-1322, or by email at dg.prospectus_requests@bofa.com.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the prospectus of the Company dated June 25, 2021.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Important Disclaimers

1.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering.

2.

This press release is for information purposes only and does not constitute or include any recommendation or invitation or offer (nor is calculated to invite such a recommendation, offer or invitation) by any person for acquisition, purchase or subscription of the securities of the Company nor does it intend to act as a recommendation of the sale of securities or any invitation, solicitation or offer for acquisition, purchase or subscription of securities in any jurisdiction. This press release should accordingly not amount an advertisement or invitation within the meaning of section 103(1) of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) or a prospectus or an extract from or abridged version of a prospectus (including within the meaning of sections 2 and 38B, respectively of the Companies (Winding Up and Miscellaneous Provisions) Ordinance). Investors should read the prospectus of the Company for detailed information about the Company and the proposed offering before deciding whether or not to purchase any securities of the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong. An application to subscribe for the shares referred to in this press release by any persons shall be made solely based on the prospectus and the application forms to be issued by the Company on June 25, 2021.

3.

No application for the shares of the Company should be made by any person nor would such application be accepted without the completion of a formal application form or other application procedure that is issued with or in respect of the prospectus.

4.

The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this press release and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 or +86 10 6508 0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

E-mail: mariecheung@xiaopeng.com

Media Relations

For further information, please contact:

Wonderful Sky Financial Group Ltd.

Angie Li / Jerry Lou / Cici Zhu

Tel: +852 3970 2273 / +852 3970 2157 / +852 3977 1854

E-mail: angieliy@wsfg.hk / jerrylouzh@wsfg.hk / CiciZhuX@wsfg.hk